Filed by Yadkin Valley Financial Corporation SEC File No 0001366367

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Cardinal State Bank,
FDIC Certificate Number: 57172

Date: September 24, 2007

***PRESS RELEASE FOLLOWS***

Yadkin Valley Financial Corp.

For more information contact:

William A. Long, President/ CEO
Yadkin Valley Financial Corporation
336-526-6315
bill.long@yadkinvalleybank.com

NEWS RELEASE

September 24, 2007

Yadkin Valley Bank and Trust Company Receives State Banking Commissioner Approval for Cardinal State Bank Merger

ELKIN, N.C., Sept. 24, 2007 (PRIME NEWSWIRE) -- Yadkin Valley Financial Corporation's (Nasdaq:YAVY) wholly-owned subsidiary Yadkin Valley Bank and Trust Company and Cardinal State Bank (Nasdaq:CSNC) are one step closer to completing their proposed merger. On September 19, the North Carolina Commissioner of Banks approved the application for merger submitted by these two institutions.

Approval of the banks' merger application is pending from the Federal Deposit Insurance Corporation and is expected later this month or in early October. These approvals clear the way for proceeding with final preparations for the merger, according to William A. Long, President and Chief Executive Officer of Yadkin Valley Bank and Trust Company.

"I have been impressed with the Cardinal employees' efforts to make this merger successful, and we are now looking forward to integrating the policies and systems of both banks to provide our communities with an exceptional local community bank," Long said.

Long also added, "Our merger timetable has been somewhat extended since the SEC has elected to review our registration statement, but employees on both sides continue to move forward. We continue to feel very proud of this merger which we are eager to complete."

The banks expect to complete their merger in December of 2007. While Yadkin Valley Bank and Trust Company is headquartered in Elkin, North Carolina, the Cardinal State Bank division of Yadkin Valley Bank and Trust Company will continue its operations in Durham and Hillsborough, North Carolina.

For additional information about Yadkin Valley Bank and Trust Company please call (336) 526-6300 or email edwin.laws@yadkinvalleybank.com or bill.long@yadkinvalleybank.com.

Yadkin Valley Bank and Trust Company serves the banking needs of citizens in several North Carolina counties but will also now be serving the citizens in Orange and Durham counties in North Carolina as a result of the merger. The full-service bank offers a variety of financial services with an emphasis on consumers and the small- to mid-sized business markets. The merged bank will be led by veteran bankers and a board of directors who will continue to be very active in their respective communities.

Cardinal State Bank is a North Carolina state-chartered bank with three offices in Durham County, North Carolina and one office in Orange County. As of June 30, 2007, the bank had $193 million in assets, $151 million in loans, $163 million in deposits and $30 million in shareholders' equity. Cardinal shares are traded on NASDAQ under the symbol CSNC.

Yadkin Valley Financial Corporation is a one bank holding company for Yadkin Valley Bank and Trust Company. Established in 1968, Yadkin now has 24 banking offices in Iredell (6), Ashe (3), Watauga (4), Yadkin (3), Surry (2), Wilkes (2), Mecklenburg (2), Avery (1), and Forsyth (1) Counties, North Carolina. As of June 30, 2007, the company had $1.129 billion in assets, $857 million in loans, $942 million in deposits and $130 million in shareholders' equity. Yadkin Valley shares are traded on NASDAQ under the symbol YAVY.

The Yadkin Valley Financial Corporation logo is available at http://www.primezone.com/newsroom/prs/?pkgid=4213

Yadkin Valley Financial Corporation and Cardinal State Bank have filed a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission ("SEC") and the Federal Deposit Insurance Corporation (the "FDIC").

INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors may obtain these documents free of charge at the SEC's web site (www.sec.gov). In addition, documents filed with the SEC by Yadkin Valley Financial Corporation will be available free of charge from Yadkin Valley Financial Corporation, Attention: William A. Long, Yadkin Valley Financial Corporation, 209 North Bridge Street, Elkin, North Carolina 28621-3404, (336-526-6300). Documents filed with the FDIC by Cardinal State Bank will be available free of charge from Cardinal State Bank, Attention: 3710 University Drive, Suite 100, Durham, North Carolina 27707, (919-403-2833).

The directors, executive officers, and certain other members of management of Cardinal State Bank may be soliciting proxies in favor of the merger from Cardinal State Bank's shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to the most recent proxy statements issued by Cardinal State Bank, which are filed with the FDIC and are available on the Cardinal State Bank's website Investor page (http://www.snl.com/Irweblinkx/docs.aspx?iid=4064834), and from Cardinal State Bank at the addresses provided in the preceding paragraph.

This press release may contain certain forward-looking statements regarding Yadkin Valley Financial Corporation's prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Yadkin Valley Financial Corporation intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of these safe harbor provisions.

Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of Yadkin Valley Financial Corporation, are generally identified by use of the words "plan," "believe," "expect," "intend," "anticipate," "estimate," "project," or other similar expressions. Yadkin Valley Financial Corporation's ability to predict results or the actual effects of its plans and strategies is inherently uncertain. Accordingly, actual results may differ materially from anticipated results.

The following factors, among others, could cause the actual results of the merger to differ materially from the expectations stated in this press release: the ability of the companies to obtain the required shareholder or regulatory approvals of the merger; the ability to effect the proposed restructuring; the ability of the companies to consummate the merger; the ability to successfully integrate the companies following the merger; a materially adverse change in the financial condition of either company; the ability to fully realize the expected cost savings and revenues; and the ability to realize the expected cost savings and revenues on a timely basis.

Other factors that could cause the actual results of the merger to differ materially from current expectations include a change in economic conditions; changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation and regulation; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the companies' operations, pricing, and services.

Yadkin Valley Financial Corporation undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

CONTACT:   Yadkin Valley Financial Corporation
          William A. Long, President/ CEO
          336-526-6315
          bill.long@yadkinvalleybank.com